[redacted]

UNI SECURITIES AND E Washin

11020780

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
189

Public

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SEC FILE NUMBER
8 -51480

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARCO POLO SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Broad Street
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities Inc., as of DECEMBER 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYLENE BROWN
Notary Public - State of New York
No. 01BR6220863
Qualified in Nassau County
My Commission Expires April 19, 20 14
Certificate on file: New York County

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marco Polo Securities Inc.
(A Wholly-owned Subsidiary of
Marco Polo Capital Markets LLC)

Report on Statement of Financial Condition

December 31, 2010

MARCO POLO SECURITIES INC.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Stockholder
Marco Polo Securities Inc.

We have audited the accompanying statement of financial condition of Marco Polo Securities Inc. (a wholly-owned subsidiary of Marco Polo Capital Markets LLC) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 under the Commodity Exchange Act ("CEAct"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marco Polo Securities Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

J H Cohn LLP

New York, New York
March 14, 2011

MARCO POLO SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 109,065
Due from clearing broker	373,604
Accounts receivable	674,980
Due from parent	230,188
Due from affiliate	226,606
Prepaid and other assets	7,330
Total assets	$ 1,621,773

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 197,895
Commitments and contingencies	
Stockholder's equity:	
Preferred stock - $1,000 par value; 1,000 shares authorized; No shares issued and outstanding	
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding	80,704
Additional paid-in capital	1,416,268
Accumulated deficit	(73,094)
Total stockholder's equity	1,423,878
Total liabilities and stockholder's equity	$ 1,621,773

See Notes to Statement of Financial Condition.

Note 1 - Organization and summary of significant accounting policies:

Organization:

This financial statement includes the accounts of Marco Polo Securities Inc. ("MPS" or the "Company") a wholly-owned subsidiary of Marco Polo Capital Markets LLC (the "Parent"). Through November 30, 2010, PanAmClear Incorporated ("PAC") was a subsidiary of MPS. All significant intercompany transactions were eliminated in consolidation. MPS is registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation and a member of the National Futures Association ("NFA") as an introducing broker.

In 2009 the Company reported on a consolidated basis including its 51% owned subsidiary. On June 30, 2010, the Company purchased the remaining 49% of PAC for $1.00. The excess of carrying value of the noncontrolling interest acquired over the consideration paid was credited to MPS's additional paid-in capital. On November 30, 2010, the Company sold 100% of the issued and outstanding common stock of PAC to Marco Polo Network Inc. ("MPNI" or "Affiliated Company"), a company that is owned 100% by the Parent. The sale price was $64,537, which is included in due from affiliate. Such sale price was $15,253 less than the carrying value of PAC's net assets. Since the predominant asset in PAC was a receivable from MPNI, the transaction was treated as a capital transaction as it was equivalent to extinguishment of debt from a related party. The operations of PAC through the date of disposition were insignificant.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company's primary business is providing order routing and execution services to the Emerging Markets as an agency broker, offering investment advisory and banking services and providing private placement services. The service is typically provided through technology shared with the Company's Parent. Accordingly, the Company claims exemption from SEC Rule 15c3-3 (k)(2)(ii).

The Company has agreements (the "Agreements") with other U.S. broker-dealers (the "clearing brokers") for clearing U.S. equities. The clearing brokers are members of various stock exchanges, NFA, and subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

Note 1 - Organization and summary of significant accounting policies (continued):

Organization (concluded):

The Company is also engaged in business which allows them to provide order routing and execution services to the emerging markets sector as an agency broker. Such transactions are executed by foreign broker-dealers who are registered in their respective countries. The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and the foreign broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

At December 31, 2010, cash and cash equivalents consisted of checking and interest bearing accounts. From time to time during 2010, the Company had cash balances in excess of Federally insured limits. As of December 31, 2010, the Company's cash balances are within Federally Deposit Insured Corporation limits.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. At December 31, 2010, no allowance for doubtful accounts was deemed necessary.

Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis.

Technology services revenue are recognized as the service is provided. Investment banking income includes fees earned for financial advisory services, which are recorded as earned in accordance with the underlying agreement. Placement fees are earned at the time the placement is completed.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes:

The Company files separate Federal and state income tax returns.

The Company accounts for income taxes in accordance with GAAP, which requires deferred income tax assets and liabilities to be computed for temporary differences between the book and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has no unrecognized tax benefits at December 31, 2010. The Company's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2010.

Subsequent events:

The Company has evaluated subsequent events through March 14, 2011, which is the date the financial statement was available to be issued.

Note 2 - Due from clearing brokers:

Due from clearing brokers at December 31, 2010 consist of $373,604 of security deposits required by the Company's clearing brokers and related accrued interest.

Note 3 - Related parties:

The Company has an agreement with its Parent whereby the Parent provides the Company the use of certain technology and gateways for which the Company charges its customers. The Parent is compensated approximately 95% of the revenue charged by the Company to these customers for the use of the service. During the year ended December 31, 2010, the Company owes the Parent $631,471 related to this service, which is included in Due from Parent (as an offset to the loan receivable from Parent) on the accompanying statement of financial condition.

Note 3 - Related parties (concluded):

Due from Parent consists of a short-term loan for $861,659, which is due on demand. The loan bears interest at the 90 day London Interbank Offered Rate ("LIBOR"), which has been waived by the Company. The Company has a payable to the Parent relating to the services provided for the Company's operations of $631,471, which has been offset against the loan.

Due from affiliate consists of $64,537 due from MPNI for the sale of PAC and reimbursable expenses of $162,069 paid by the Company on behalf of MPNI during 2010. The carrying value of PAC's net assets at the sale date of $79,790 was comprised of the following assets: receivable from MPNI of $72,931; cash of $4,538; and $2,321 of prepaid expenses. (See Note 1- Organization).

The Company pays all of its direct expenses related to it being a broker dealer. The Company, the Parent, and MPNI have an expense sharing agreement in place. The expense sharing agreement provides for the Parent and or MPNI to undertake certain shared operating expenses for rent, professional fees, communications, office supplies, equipment, compensation and benefits costs. These expenses are billed directly to the Parent and or MPNI. There is no requirement for the Company to repay the Parent and or MPNI for these expenses. Accordingly, the Parent and or MPNI will not require the Company to repay any of these expenses. Any expenses payable by the Parent and or MPNI will be included in the Company's net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses. At December 31, 2010, no such adjustments were necessary.

Note 4 - Commitments and contingencies:

Litigation:

The Company is involved in various lawsuits as a defendant which arose in the ordinary course of business. Although the ultimate outcome of these matters is not presently determinable, in the opinion of management, the effects, if any, will not materially affect the Company's financial condition or results of operations.

Note 5 - Income taxes:

At December 31, 2010, deferred tax assets of approximately $22,000 result from Federal and state net operating loss carryforwards of approximately $50,000 expiring through 2027. Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2010.

Note 6 - Off-balance-sheet risk and concentration of credit risk:

As a nonclearing broker, the Company does not hold customer cash or securities. Its client transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2010, the Company is not responsible for any unsecured debits. Its clients' securities transactions are cleared through other broker-dealers and the majority if not all of them are on a DVP/RVP basis and no securities are held at its clearing firm. Recognizing the concentration of credit risk that this implies, The Company utilizes a clearing broker that is well capitalized.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Net capital requirements:

MPS is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2010, MPS has regulatory net capital of $284,774 which exceeds MPS's minimum regulatory net capital requirement of $45,000 (which is net capital requirement of the CFTC Regulation 1.17) by $239,774. The MPS's ratio of aggregate indebtedness to net capital is 0.69 to 1 as of December 31, 2010.